EXHIBIT (c)(iii)

Queensland Treasury Corporation Half-Yearly Report

for the Six Months ended December 31, 2002

QUEENSLAND TREASURY CORPORATION

HALF YEARLY REPORT

JULY - DECEMBER 2002

CONTENTS

VISION, MISSION AND VALUES	3

KEY FINANCIAL AND PERFORMANCE INDICATORS—FIVE YEAR SUMMARY	4

CHAIRMAN’S REPORT	6

CHIEF EXECUTIVE’S REPORT	7

CONSOLIDATED FINANCIAL STATEMENTS	9

STATEMENT OF FINANCIAL PERFORMANCE	9
STATEMENT OF FINANCIAL POSITION	10
STATEMENT OF CASH FLOWS	11
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS	12
CERTIFICATE OF THE QUEENSLAND TREASURY CORPORATION	19
INDEPENDENT REVIEW REPORT	20

APPENDIX A: FUNDING FACILITIES, DISTRIBUTION AND DEALER GROUP PANELS	21

APPENDIX B: INDICATIVE BORROWING PROGRAM FOR 2003 CALENDAR YEAR	24

APPENDIX C: CORPORATE DIRECTORY	26

Vision, Mission and Values

Vision

To work in partnership with our customers to maximise outcomes and minimise financial risk for their organisations and for Queensland.

Mission

As Queensland’s corporate treasury services provider, we have a dual responsibility to our customers and the State. We will meet these responsibilities by striving to understand our customers’ current and future business requirements under our core strategy of customer intimacy. Based on this understanding, we aim to be disciplined and innovative in developing solutions to their needs. Finally, we aim to deliver these solutions to our customers based on an underlying commitment to operating excellence.

Values

We demonstrate commitment to our people, our customers and the State through valuing openness in communication, integrity and credibility, respect for the individual, teamwork and knowledge sharing.

Key Financial and Performance Indicators—

Five Year Summary

	Financial Year 1998-1999	Financial Year 1999-2000	Financial Year 2000-2001	Financial Year 2001-2002	Half Year to 31 December 2002
Operating Statement ($000)

Interest from onlendings	445 257	940 476	1 203 279	1 092 077	1 254 390
Management fees	16 694	18 321	20 945	21 970	13 237
Fees from professional services	385	644	371	377	268
Interest on borrowings	601 834	1 169 658	1 437 089	1 295 279	1 485 616
Income distribution	213 850	148 114	141 402	149 264	74 529
Operating surplus before abnormal items and payment in lieu of income tax	62 561	40 016	40 117	42 610	28 690
Abnormal items	—	—	—	—	—
Payment in lieu of income tax	12 042	14 518	15 156	13 694	5 735
Operating surplus after payment in lieu of income tax	50 519	25 498	24 961	28 916	22 955

Balance Sheet ($000)

Total assets	24 407 296	22 095 019	24 880 096	26 039 139	26 891 340
Total liabilities	24 142 027	24 904 252	24 714 368	25 844 495	26 673 741
Net assets	265 269	(190 767)	165 728	194 644	217 599

Customer Information
$ Savings for Customers ($M)
$ Savings due to portfolio management	66.6	38.0	(26.5)	17.9	(0.3)
$ Savings due to borrowing margin	65.5	71.0	67.7	53.3	28.0
Total $ savings for customers	132.1	109.0	41.2	71.2	27.7
Cumulative $ savings for customers	890.0	999.0	1 040.2	1 111.4	1139.1
Onlendings
Onlendings ($000)	15 238 651	16 734 769	17 347 345	18 419 899	19 568 831
Number of onlending customers	272	337	374	383	393
Outperformance of benchmark (% pa semi-annual)
Floating Rate Debt Pool	0.23	0.24	0.41	0.46	0.13
3 Year Debt Pool	0.37	0.21	(0.27)	0.20	(0.09)
6 Year Debt Pool	0.33	0.21	(0.29)	0.04	(0.12)
9 Year Debt Pool	0.54	0.27	(0.29)	0.00	0.00
12 Year Debt Pool	0.56	0.33	(0.26)	0.01	0.01
15 Year Debt Pool	1.37	0.33	(0.25)	0.02	0.05

	Financial Year 1998-1999	Financial Year 1999-2000	Financial Year 2000-2001	Financial Year 2001-2002	Half Year to 31 December 2002
Customer Information (continued)
Managed Funds
Deposits ($000)	2 587 701	2 197 252	1 611 256	3 171 913	3 407 778
Number of depositors	177	194	202	215	230
Outperformance of benchmark (% pa semi-annual)
Cash Fund	0.16	0.19	0.18	0.17	0.18

Financial Market Information

Debt outstanding ($000)	20 063 170	19 031 349	22 203 640	22 025 716	22 955 270
QTC bond rates (% as at 30 June)
July 1999	4.80	—	—	—	—
August 2001	5.56	6.10	4.95	—	—
May 2003	6.03	6.26	5.50	5.25	4.64
June 2005	6.35	6.36	5.99	5.81	4.71
September 2007	6.53	6.48	6.18	6.03	4.94
July 2009	6.63	6.52	6.30	6.18	5.15
June 2011	—	6.57	6.39	6.29	5.26
August 2013	—	—	—	6.38	5.35
October 2015	6.83	6.61	6.46	6.42	5.40
June 2021	6.85	6.62	6.52	6.47	5.44
Basis point margin over C’wealth bonds	29.06	32.7	29.5	29.0	18.79
Basis point margin under NSW TCorp bonds	5.82	5.1	2.6	3.3	1.73
QTC global & domestic bonds on issue ($M)	16 067	16 723	18 463	19 148	19 237

Corporate Information

Number of employees	108	121	126	121	126
Administration expenses ($000)	18 310	20 725	23 415	23 716	12 144

Chairman’s Report

The turbulence in the world’s financial markets continued in the half year to December 2002, fuelled by the uncertainty surrounding terrorism concerns and a potential war in Iraq.

During this challenging period, Queensland Treasury Corporation (QTC) achieved total savings for customers of $ 27.7 million dollars, bringing cumulative savings since inception to more than $ 1.14 billion. QTC produced a positive result for the half year to December and achieved an operating surplus of $28.7 million.

In the six months to December 2002, the Queensland economy performed well, despite the challenges of patchy international demand for exports and drought-induced reduction in supply of commodities. The State’s economic performance featured an increase in consumer spending and dwelling investment, supported by low interest rates, and an acceleration in business investment, following a three-year period of slower growth.

As geo-political uncertainty increased, share markets and the US dollar (US$) fell and demand for bonds as a safe haven investment increased, pushing yields down. The effect of this ‘war premium’ kept interest rates lower than would otherwise have been expected, providing some attractive borrowing rates for our customers.

In response to a weaker US$, and supported by Australia’s strong economic performance, the Australian dollar (A$) rose. At the same time, international demand increased for high quality A$ denominated bond investments, including the QTC Global Bond lines.

The Federal Government’s review of the future of the Commonwealth Government Securities market generated a level of uncertainty in the bond market. QTC has continued to conduct business as usual, in terms of bond issuance and financial risk management on behalf of our customers.

As part of our Financial Markets Distribution Group relations program, Queensland Government and QTC representatives conducted a series of financial intermediary and investor meetings in SouthEast Asia, the United Kingdom, Europe and United States of America. These meetings were part of QTC’s commitment to ensuring the markets are fully informed on matters concerning Queensland and are part of an ongoing program of direct and personal contact with prime offshore financial institutions and Distribution Group members.

Despite market conditions, Australia’s semi-government sector traded in a narrow band relative to Commonwealth Government yields. QTC maintained its overall position as the strongest semi-government issuer and we expect to maintain this relative position in the future.

Sir Leo Hielscher

Chairman

Chief Executive’s Report

In the six months to December 2002, we focused on providing high quality corporate treasury services to the policy and decision-makers in the State’s government, local government, statutory bodies and government-owned corporations.

At 31 December 2002, Queensland Treasury Corporation’s (QTC) total borrowings were $22.95 billion, with $4.39 billion being raised in the 2002 calendar year. We continue to fund more than 99% of the Queensland public sector’s total borrowings, using our significant economies of scale and scope in the issuance, management and administration of debt.

QTC also has $3.41 billion of funds on deposit, providing customers with a competitively priced and strongly performing vehicle for short-term cash requirements.

Customer focus

In the period under review, we conducted our major biennial customer survey to assess our performance against our corporate goals. Administered by a third party, the survey involved a written response and follow-up in-depth interviews with a cross-section of all customer groups, giving us the opportunity to explore the key value drivers for our customers and our performance in those areas. Overall, the results were positive and findings have now been incorporated into our business planning.

In early October, we launched our new web site providing customers with secure access to information tailored to their needs. The eBusiness project is now investigating opportunities to further enhance our services to customers, such as enquiry access to their QTC accounts.

With the ongoing uncertainty surrounding the financial markets, we have responded to an increased demand for our corporate advisory and risk management services across all of our customer groups, completing more projects of a wider variety over the past six months.

In late October, we joined with Queensland Treasury and the Government Owned Corporations (GOCs) shareholding departments to successfully host our first GOC Financial Forum. The Forum’s aim was to create an environment where participating GOCs had the opportunity to share knowledge and discuss current financial and treasury issues, as well as gain an appreciation of QTC’s role as the State’s corporate treasury service provider.

Building on the success of our Central Treasury Management (CTM) course, we held our first Corporate Financial Management course for customers in November. Similar in structure and format to CTM, the Corporate Financial Management course concentrated on the key issues facing our customers in corporate financial management, including areas such as capital structure and cost of capital, the development of a liability management framework, and project evaluation and risk assessment. Following its success, the next course is scheduled for mid 2003.

The past six months has also seen an increase in demand from our customers for assistance with assets and services risk management, especially in the area of procurement. In-line with the Queensland Government’s Public Private Partnership policy and guidelines, we have worked closely with our customers to assist them to manage the risks associated with procurement in the public sector.

Risk management

In pursuing our goal to be a recognised centre of excellence in financial risk management, the QTC Board has endorsed the framework for our Enterprise Wide Risk Management project and implementation is expected to be completed by the end of this financial year. To facilitate this framework, the Board has established a Board committee and an executive management committee to oversee risk on an organisation-wide basis. With a comprehensive approach to the management of risk on an enterprise-wide basis, we will then be able to focus on providing our customers with tailored risk management advice to assist them in managing the risks associated with their businesses.

Over the past six months, QTC’s dedicated staff has continued to find innovative solutions in tailoring services to meet our customers’ current and emerging needs. With the team structure now firmly in place, I believe the positive results we received in our customer survey were a direct outcome of their enthusiasm for and commitment to working closely with the State’s public sector organisations. I am confident QTC will continue to deliver value-for-money outcomes for Queensland in 2003.

Stephen Rochester

Chief Executive

Consolidated Financial Statements

Statement of Financial Performance

For the half year ended 31 December 2002

	Note	2002	2001
		$000	$000
Revenue from Ordinary Activities
Interest income	3	1 572 803	926 299
Fees – management		13 237	11 368
– professional		268	343
– other		198	130
Deferred income		2 895	3 869
Write back provisions co-operative housing societies		619	867
Transfer from provision for basis risk		11 000	—
Other income		2	840

Total Revenue from Ordinary Activities		1 601 022	943 716

Expenses from Ordinary Activities
Interest expense	3	1 560 145	903 912
Administration expenses		12 144	12 523
Transfer to provision for basis and interest rate risk		—	2 887
Doubtful debts expense		—	6
Loss on sale of property, plant and equipment		43	17

Total Expenses from Ordinary Activities		1 572 332	919 345

OPERATING SURPLUS FROM ORDINARY ACTIVITIES BEFORE PAYMENT IN LIEU OF INCOME TAX		28 690	24 371
Payment in lieu of income tax		5 735	8 583

OPERATING SURPLUS FROM ORDINARY ACTIVITIES AFTER PAYMENT IN LIEU OF INCOME TAX		22 955	15 788

TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS		22 955	15 788
Retained surplus at the beginning of the financial year		150 478	122 217

Total Available for Appropriation		173 433	138 005
Aggregate of amounts transferred to reserves		(8 831)	(309)

Retained Surplus at 31 December		164 602	137 696

The accompanying notes form part of these financial statements.

Statement of Financial Position

As at 31 December 2002

	Note	31 December 2002	30 June 2002	31 December 2001
		$000	$000	$000
Assets
Cash assets	4	79	47	149
Other financial assets	5	6 974 119	7 580 571	6 159 316
Receivables		34 275	33 250	34 284
Prepayments		261	342	198
Onlendings	6	19 876 696	18 419 899	18 428 637
Property, plant and equipment		4 610	3 278	2 796
Tax assets		1 299	1 752	1 453

Total Assets		26 891 340	26 039 139	24 626 833

Liabilities
Deposits	7	3 524 777	3 580 594	3 798 834
Payables		185 540	175 444	211 235
Interest bearing liabilities	8	22 955 270	22 025 716	20 376 818
Tax liabilities		5 702	49 420	44 011
Provisions		2 341	13 161	14 246
Other		111	160	173

Total Liabilities		26 673 741	25 844 495	24 445 317

Net Assets		217 599	194 644	181 516

Equity
Reserves		52 997	44 165	43 820
Retained surplus		164 602	150 479	137 696

Total Equity		217 599	194 644	181 516

The accompanying notes form part of these financial statements.

Statement of Cash Flows

For the half year ended 31 December 2002

	Note	2002	2001
		$000	$000
Cash Flows from Operating Activities
Interest income - onlendings		1 133 661	563 301
Investment income - financial investments		217 011	227 788
- other		497	521
Fees - management		13 139	11 332
- professional services		508	(40)
- arrangement		—	(2 048)
- other		191	839
GST paid to suppliers		(2 017)	(2 019)
GST refunds from ATO		1 963	1 821
GST paid to ATO		(2 191)	(6 907)
GST received from customers		2 185	6 452
Net foreign exchange benefit (cost)		9	8
Interest on interest bearing liabilities		(787 115)	(665 327)
Income distributions		(74 656)	(70 356)
Administration expenses		(12 322)	(9 990)

Net Cash Inflow (Outflow) from Operating Activities		490 863	55 375

Cash Flows from Investing Activities
Net proceeds from sale of other financial assets		394 995	1 287 519
Proceeds from property, plant and equipment		203	22
Net onlendings		(1 024 161)	(947 880)
Net operating rights		—	38 668
Payments for property, plant and equipment		(2 592)	(1 260)

Net Cash Inflow (Outflow) from Investing Activities		(631 555)	377 069

Cash Flows from Financing Activities
Net proceeds from interest bearing liabilities		245 350	(1 996 381)
Net deposits		(55 687)	1 563 613
Guarantee fees collected on behalf of Queensland Treasury		61	(119)
Distribution to Consolidated Fund		(49 000)	—

Net Cash Inflow (Outflow) from Financing Activities		140 724	(432 887)

Net Increase (Decrease) in Cash Held		32	(443)
Cash at 1 July		47	592

Cash at 31 December	4	79	149

The accompanying notes form part of these financial statements.

Notes to and Forming Part of the Financial Statements

For the half year ended 31 December 2002

1. Statement of Accounting Policy

Basis of Accounts

Queensland Treasury Corporation is constituted under the Queensland Treasury Corporation Act 1988 (the Act), with the Under Treasurer designated as the corporation sole under section 5(2) of the Act.

Although there is no statutory requirement for the preparation of half-year financial statements, in order to better meet the needs of users of QTC’s financial information, these general purpose financial statements for the half year ended 31 December 2002 have been prepared taking account of the standards set out in AASB 1029: Interim Financial Reporting issued in October 2000 and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) with additional disclosures as considered necessary.

For the purpose of preparing the half-year financial statements, the half year has been treated as a discrete reporting period. Except as indicated in Note 2, the accounting policies adopted are consistent with those of the previous financial year and corresponding half-year. The statements should be read in conjunction with the 30 June 2002 Consolidated Financial Statements and do not include all notes normally included in those statements. Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

Rounding

Amounts have been rounded to the nearest thousand dollars.

2. Change in Accounting Policy

In accordance with AASB 1044 ‘Provisions, Contingent Liabilities and Contingent Assets’, which took effect from 1 July 2002, the provision for basis risk was transferred to a reserve. This resulted in a write back to Operating Surplus of $11 million in the current period.

Notes to and Forming Part of the Financial Statements

For the half year ended 31 December 2002

3. Interest Income and Interest Expense

For the half year ended 31 December 2002
	Interest	Net unrealised again/loss	Net realised gain/loss	Total
	$000	$000	$000	$000
Interest Income
Income from financial investments	192 487	68 395	52 699	313 581
Interest from onlendings	1 129 563	129 659	—	1 259 222

	1 322 050	198 054	52 699	1 572 803

Interest Expense
Interest on borrowings	623 312	675 015	187 289	1 485 616
Income distribution	74 529	—	—	74 529

	697 841	675 015	187 289	1 560 145

For the half year ended 31 December 2001
	Interest	Net unrealised again/loss	Net realised gain/loss	Total
	$000	$000	$000	$000
Interest Income
Income from financial investments	182 095	(18 063)	54 659	218 691
Interest from onlendings	819 895	(114 530)	—	705 365
Income from operating rights	547	(6 826)	8 522	2 243

	1 002 537	(139 419)	63 181	926 299

Interest Expense
Interest on borrowings	571 480	73 541	188 788	833 809
Income distribution	70 112	(9)	—	70 103

	641 592	73 532	188 788	903 912

Notes to and Forming Part of the Financial Statements

For the half year ended 31 December 2002

4. Cash

Cash includes only those funds held at bank and does not include money market deposits.

5. Other Financial Assets

	31 December 2002	30 June 2002	31 December 2001
	$000	$000	$000
Australia
Money market deposits	792 500	962 039	164 195
Discount securities	2 884 737	3 258 622	2 109 303
Commonwealth and State securities (1)	2 175 791	2 176 414	2 915 247
Floating rate notes	859 981	879 146	669 921
Other investments	143 852	186 506	184 402
Interest rate swaps	(10 021)	(9 165)	(10 971)
Forward rate agreements	1 247	18	(5)

Overseas #
Medium term notes	90 763	92 725	103 800
Floating rate notes	56 783	58 096	64 632
Cross currency swaps	(21 514)	(23 830)	(41 208)

	6 974 119	7 580 571	6 159 316

The total includes investments made to manage deposits of $3 524.777 million (30 June 2002 $3 580.594 million) and investments on account of QTC’s surpluses and reserves of $217.456 million (30 June 2002 $194.644 million).

The remaining investments are used to facilitate yield curve management or result from QTC borrowing in advance of requirements.

(1)	QTC maintains holdings of its own stocks. These holdings have been excluded from both Other Financial Assets (note 5) and Interest Bearing Liabilities (note 8).

#	After accounting for derivatives, overseas investments result in no exposure to foreign currency.

Notes to and Forming Part of the Financial Statements

For the half year ended 31 December 2002

6. Onlendings

	31 December 2002	30 June 2002	31 December 2001
	$000	$000	$000
Bodies within the Public Accounts	3 042 529	2 879 438	2 845 454
Government owned corporations	11 303 466	10 301 820	10 404 070
Local government	2 779 988	2 703 446	2 733 723
Suncorp-Metway Ltd	312 735	319 549	328 867
Tollway companies	1 075 360	981 362	902 034
QTC related entities	554 157	557 239	570 649
Statutory bodies	564 205	421 139	324 792
Cooperative housing society loans	66 873	80 674	136 005
Provisions for impaired loans	(3 254)	(4 904)	(6 136)
Other bodies	180 638	180 136	189 179

	19 876 697	18 419 899	18 428 637

7. Deposits
	31 December 2002	30 June 2002	31 December 2001
	$000	$000	$000
Fund management

Bodies within the Public Accounts	744 440	1 144 396	854 957
Government owned corporations	749 731	518 045	599 983
Local government	769 616	538 954	589 941
Statutory bodies	488 480	306 841	301 425
QTC related entities	47 146	45 039	83 664
Other depositors	608 365	618 638	675 756

	3 407 778	3 171 913	3 105 726

Stock lending	17 035	223 562	64 386
Repurchase agreements	99 964	185 119	628 722

	3 524 777	3 580 594	3 798 834

Notes to and Forming Part of the Financial Statements

For the half year ended 31 December 2002

8. Interest Bearing Liabilities

	31 December 2002	30 June 2002	31 December 2001
	$000	$000	$000
Australia (at market value)
Money market	—	—	150 589
Treasury notes	196 888	64 956	419 546
Floating rate notes	505 006	502 683	502 596
Bonds	13 686 500	12 668 984	10 517 732
Credit foncier loans	7 320	7 653	8 354
State Debt to the Commonwealth	206 884	213 475	257 981
Interest rate swaps	5 917	(10 147)	(40 452)
Forward rate agreements	100	(412)	277

	14 608 615	13 447 192	11 816 623

Overseas (at market value)
Commercial paper	1 300 737	1 691 869	1 832 124
Bonds	6 496 783	6 286 143	6 434 509
Medium term notes	255 797	246 386	39 671
Private placement	288 378	295 798	299 572
Cross currency swaps	(44 095)	(51 641)	(55 482)
Forward exchange contracts	49 055	109 969	9 801

	8 346 655	8 578 524	8 560 195

	22 955 270	22 025 716	20 376 818

The overseas debt results in exposure to the following currencies after accounting for derivatives:

Australian dollars	8 346 654	8 578 522	8 560 195
United States dollars	—	2	—

	8 346 654	8 578 524	8 560 195

QTC borrowings are guaranteed by the Queensland Government under the Queensland Treasury Corporation Act 1988 and in respect of borrowings undertaken under the name of the Queensland Government Development Authority under the Statutory Bodies Financial Arrangements Act 1982. Other debt for which QTC has assumed debt service responsibility has been guaranteed under the appropriate Act which covered each borrowing at the time the loan was raised.

9. Cash Flows Presented on a Net Basis

Cash flows arising from the following activities are presented on a net basis in the statement of cash flows:

•	sales and purchases of other financial assets

•	loan advances to and redemptions from borrowing authorities

•	receipt and withdrawal of client deposits, and

•	interest bearing liabilities.

Notes to and Forming Part of the Financial Statements

For the half year ended 31 December 2002

10. Contingent Liabilities

The following contingent liabilities existed at balance date:

•	A total of $970 million (30 June 2002 $1 181 million) of Queensland Treasury Corporation inscribed stock was lent to various financial institutions. These loans are made to support the liquidity of QTC bonds in the financial markets and form part of QTC’s total exposure to these financial institutions.

•	With regard to certain cross border lease transactions, QTC has assumed responsibility for a significant portion of the transaction risk. If certain events occur, QTC could be liable to make additional payments under the transactions. However external advice and history to date indicate the likelihood of these events occurring is remote. In addition, QTC has provided certain guarantees and indemnities to various participants in the cross border lease transactions. Expert external advisors consider, that unless exceptional and extreme circumstances arise, QTC will not be required to make a significant payment under these guarantees and indemnities.

•	To facilitate the merger of the former State owned financial institutions, Suncorp and QIDC with Metway Bank Ltd, QTC provided guarantees relating to certain obligations of the Queensland Government and Suncorp General Insurance Ltd. These guarantees are supported by counter indemnities from the Treasurer on behalf of the State of Queensland.

•	QTC has provided guarantees relating to the trading activities of subsidiaries of Ergon Energy and Energex, Queensland Government owned corporations, in the national electricity market to the value of $634 million (30 June 2002 $410.4 million) which are supported by counter indemnities from these Queensland Government owned corporations.

•	QTC has provided guarantees to the value of $135.1 million (30 June 2002 $153.4 million) to support the commercial activities of various Queensland public sector entities. In each case, a counter indemnity has been obtained by QTC from the appropriate public sector entity.

11. Subordinated Note Facilities

QTC holds $306 million (30 June 2002 $356 million) subordinated notes issued by Suncorp-Metway Ltd. These notes have been guaranteed by the Treasurer of Queensland and were purchased to facilitate the merger of the former State owned Queensland Industry Development Corporation and Suncorp Insurance and Finance with Metway Bank Limited.

12. Funding Facilities

Facility	Limit	Face Value on Issue 31 December 2002	Face Value on Issue 30 June 2002
		$M	$M
Domestic Treasury Note	Unlimited	A$200	A$65
Domestic A$ Bond	Unlimited	A$13 112	A$13 005
Global A$ Bond	A$10 000M	A$6 125	A$6 138
Multicurrency US Commercial Paper	US$1 500M	US$7	US$180
Multicurrency Euro Commercial Paper	US$1 500M	US$713	US$776
Multicurrency Euro Medium Term Note	US$3 000M	US$137	US$135
Multicurrency US Medium Term Note	US$500M	—	—

Notes to and Forming Part of the Financial Statements

For the half year ended 31 December 2002

13. Investments in Companies

Investments in the following companies are held at cost:

Name	Principal Activities	Beneficial Interest December 2002	Voting Rights December 2002	Beneficial Interest June 2002	Voting Rights June 2002
		%	%	%	%
Queensland Treasury Holdings Pty Ltd	Holding company for a number of subsidiaries and investments	40	24	40	24

Nickel Resources North Queensland Pty Ltd*	Management of investments	40	24	40	24

DBCT Holdings Pty Ltd*	Owns and leases bulk coal port facilities in North Queensland	20	12	20	12

South East Queensland Water Corporation*	Owns & operates bulk water storage facility in South East Queensland	8	4.8	8	4.8

*	Beneficial interest and voting rights in the company are held indirectly through QTC’s holdings in Queensland Treasury Holdings Pty Ltd.

14. Investments in Controlled Entities

	Class of Shares	Equity Holding
		2002	2001
Sunshine Locos Pty. Limited	Ordinary	100%	100%
Financial Markets Services Group Pty Ltd	Ordinary	50%	50%

Sunshine Locos Pty. Limited has issued capital of 2 fully paid ordinary shares of $1 each. During the current financial year, Sunshine Locos Pty. Limited exercised a number of purchase options in relation to rolling stock. The exercise of these options had no impact on the accounts of Sunshine Locos Pty. Limited.

Financial Markets Services Group Pty Ltd has issued capital of 2 ordinary shares of $1 each with two fully paid shares on issue. The company has been dormant throughout the financial year.

15. Segment Information

QTC operates predominantly in the finance and investment industry through liability and fund management activities. Liability management activities relate to the borrowing of funds to finance the capital works programs of the State and its statutory bodies and the management of these borrowings so as to achieve the lowest cost to borrowers. The fund management activities of QTC relate to the investment of the short term surpluses of these bodies in order to achieve the highest possible return for a given level of risk.

QTC operates in Queensland, Australia.

Certificate of the Queensland Treasury Corporation

We certify that the foregoing financial statements and notes to and forming part thereof are in agreement with the accounts and records of the Queensland Treasury Corporation.

In our opinion:

(i)	the prescribed requirements for establishing and keeping the accounts have been complied with in all material respects, and

(ii)	the foregoing half yearly financial statements have been drawn up in accordance with AASB 1029: Interim Financial Reporting so as to present a true and fair view of the transactions of the Queensland Treasury Corporation for the period 1 July 2002 to 31 December 2002 and of the financial position as at the close of that half year.

G Garrett	S R Rochester	G P Bradley
Team Leader	Chief Executive	Queensland Treasury
Corporate Services		Corporation

Brisbane

25 February 2003

Independent Review Report

to Queensland Treasury Corporation

Scope

I have reviewed the Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and Notes to and Forming Part of the Financial Statements of Queensland Treasury Corporation for the half year ended 31 December 2002. The Corporation is responsible for the preparation and presentation of the financial statements and the information contained therein. I have performed the review of the financial statements in order to state whether, on the basis of the procedures described, anything has come to my attention that would indicate that the statements are not presented fairly in accordance with prescribed accounting standards and other mandatory professional reporting requirements in Australia.

The financial statements have been prepared for the information of management and the Corporation. I disclaim any assumption of responsibility for any reliance on this review report or on the financial statements to which it relates to any person other than management and the Corporation.

My review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of Corporation personnel and analytical procedures applied to the financial data, and other procedures as considered necessary. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

Statement

Based on my review, which is not an audit, nothing has come to my attention that causes me to believe that the financial statements of Queensland Treasury Corporation for the half year ended 31 December 2002 do not present fairly the transactions of the Queensland Treasury Corporation and the financial position of the Queensland Treasury Corporation for the period then ended in accordance with prescribed accounting standards and other mandatory professional reporting requirements in Australia.

L J SCANLAN, FCPA

Auditor-General of Queensland

Queensland Audit Office

Brisbane

27 February 2003

Appendix A: Funding Facilities, Distribution and Dealer Group Panels

31 December 2002

A$ Bond Facility Distribution Groups

DOMESTIC GROUP MEMBERS	CONTACT	TELEPHONE
ABN Amro Australia Limited	Craig Maggs	02 8259 2200
Commonwealth Bank of Australia	Kevin Brinsmead	02 9235 0122
Credit Suisse First Boston Australia Limited	Patrick O’Connor	02 8205 4444
Deutsche Capital Markets Australia Ltd	Honor McFadyen	02 9258 1444
Macquarie Bank Ltd	Adam Freeman	02 9391 3711
National Australia Bank	Ashley Cox	02 9295 1166
RBC Dominion Securities Global Markets	Rod Ireland	02 9223 6011
Salomon Smith Barney Australia Limited	Rhonda Rowland	02 8225 6045
Toronto Dominion Australia	Michael Hall	02 9619 8866
UBS Warburg Australia Limited	Michael Hendrie	02 9324 2222
Westpac Banking Corporation	Michael Lucas	02 9283 4100

GLOBAL—EUROPEAN GROUP MEMBERS	CONTACT	TELEPHONE
ABN Amro (London)	Martin Whetton	44 207 588 4079
Commonwealth Bank of Australia (London)	Kevin Atwill	44 207 329 6444
Credit Suisse First Boston (London)	Stuart King	44 207 888 1960
Deutsche Bank (London)	Ross Puncher	44 207 547 1931
Macquarie Bank	Simon Slee	44 207 065 2100
National Australia Bank	Peter Hendry	44 207 796 4761
RBC Dominion Securities (London)	Celia Rountree	44 207 895 9333
Schroder Salomon Smith Barney (London)	Joe Hills	44 207 986 9521
TD Securities (London)	Michael Twaits	44 207 628 4334
UBS Warburg (London)*	Duncan Haig	44 207 567 3080
Westpac Banking Corporation (London)	Simon Hughes	44 207 621 7620
*Lead Manager—Europe

GLOBAL—NORTH AMERICAN GROUP MEMBERS	CONTACT	TELEPHONE
ABN Amro (New York)	Mark Whetton	44 207 588 4079
Commonwealth Bank of Australia (New York)	Tom Scanlan	1 212 336 7736
Credit Suisse First Boston Limited (New York)	Denise Paige	1 212 325 3700
Deutsche Bank Alex.Brown (New York)*	Chris McLean	1 212 469 7213
Macquarie Bank (New York)	Rory Robertson	1 212 548 6528
National Australia Bank	Matt Dennis	1 212 916 9677
RBC Dominion Securities (New York)	Simon Ling	1 212 858 7380
Salomon Smith Barney (New York)	Nicholas Hyde	1 212 723 6175
TD Securities (New York)	Rob Weiss	1 212 827 7325
UBS Warburg (CT)	Will Grice	44 207 567 3080
Westpac Banking Corporation (New York)	Dennis Gorman	1 212 551 1806
* Lead Manager—United States

QTC Treasury Note Facility Dealer Panel

PANEL MEMBERS	CONTACT	TELEPHONE
ANZ Banking Group Limited, Brisbane	David McKean	07 3228 3037
Commonwealth Bank of Australia Ltd, Sydney	Julian Allan	02 9235 0122
Deutsche Capital Markets, Sydney	Philip Noble	02 9247 8188
Macquarie Bank, Sydney	Adam Freeman	02 9391 3711
National Australia Bank Ltd, Sydney	Bill Meara	02 9295 1133
Westpac Banking Corporation Limited, Sydney	Julian Farmer	02 9283 4133

Multicurrency US Commercial Paper Facility Dealer Panel

PANEL MEMBERS	CONTACT	TELEPHONE
Credit Suisse First Boston Limited, New York	Fred Brasco	1 212 325 3358
Merrill Lynch Pierce Fenner & Smith, New York	Mike Coppola	1 212 449 4856

Multicurrency Euro Commercial Paper Facility Dealer Panel

PANEL MEMBERS	CONTACT	TELEPHONE
Barclays Bank Plc, Hong Kong	Philip Garrett	852 2903 2535
Barclays Bank Plc, London	Stephen Larkin	44 207 773 9075
Citibank International, Hong Kong	Giles Chapman	852 2501 2689
Citibank International, London	Simon Fraser-Allen	44 207 986 9070
Commonwealth Bank of Australia, Hong Kong	Karen Lo	852 2810 9323
Commonwealth Bank of Australia, London	Mark Abrahams	44 207 329 6444
Deutsche Bank, Singapore	Oliver Destandau	656 883 0808
Deutsche Bank, Hong Kong	Michael Yu	852 2203 8502
Deutsche Bank, London	Philip Howes	44 207 545 1048
HSBC, Hong Kong	Francis Wu	852 2822 2628
HSBC, London	Nick Taylor	44 207 336 3568
Macquarie Bank, Hong Kong	Charles Sim	852 2823 3702
Macquarie Bank, London	Simon Slee	44 207 065 2100
National Australia Bank, Hong Kong	Irene Yim	852 2526 5891
National Australia Bank, London	Rachael Fisher	44 207 606 3861
UBS Warburg, London	James Marriott	44 207 329 0203
UBS Warburg, Tokyo	Stuart Goodwin	813 5208 7840

Multicurrency Euro Medium-Term Note Facility Dealer Panel*

PANEL MEMBERS	CONTACT	TELEPHONE
Warburg Dillon Read (London)**	Duncan Haig	44 20 7567 3080
Nikko Europe Plc (c/- Salomon Smith Barney)	Marc Falconer	03 5574 3451
Nomura International Plc		44 207 236 8056

All A$ Bond Distribution Group Members—

Refer Domestic and Global (European only) contacts above

*Reverse inquiry also permitted **Lead Arranger

Multicurrency US Medium-Term Facility Dealer Panel*

PANEL MEMBERS	CONTACT	TELEPHONE
Deutsche Bank Alex. Brown (New York)**	Chris McLean	1 212 469 7213
ABN AMRO Incorporated (London)	Martin Whetton	44 207 588 4079
Credit Suisse First Boston Limited (New York)	Fred Brasco	1 212 325 3358
RBC DS Global Markets (New York)	Simon Ling	1 212 858 7380
Salomon Smith Barney (New York)	Nicholas Hyde	1 212 723 6175

*	Reverse inquiry also permitted

**	Lead Arranger

Issuing and Paying Agents For QTC
	CONTACT	TELEPHONE	FACSIMILE
AUD Treasury Notes
Austraclear Services Ltd Melbourne	Help Desk	61 2 9256 0688	61 2 9256 0116
AUD Domestic Bonds
Computershare Investor Services Ltd	Peter Angouras	61 3 9275 7958	61 3 9275 7910
AUD Global Bonds
Deutsche Bank Trust Company Americas	Matt Young	1 615 835 2729	1 615 835 2727
Euro Commercial Paper
Deutsche Bank AG, London	Zoe Sheehan	44 207 547 0580	44 207 547 3665
US Commercial Paper
Deutsche Bank Trust Company Americas	Matt Young	1 615 835 2729	1 615 835 2727
Euro Medium-Term Notes
Deutsche Bank AG, London	Zoe Sheehan	44 207 547 0580	44 207 547 3665
US Medium-Term Notes
Deutsche Bank Trust Company Americas	Matt Young	1 615 835 2729	1 615 835 2727

Appendix B: Indicative Borrowing Program for 2003 calendar year

Queensland Treasury Corporation (QTC), the Queensland Government’s corporate treasury service provider, today released its borrowing forecast for the 2003 calendar year.

QTC estimates that its borrowing requirement for the 12 months ending 31 December 2003 will be $6,215 million.

The funding requirement will be approximately $2,156 million more than last year’s estimate of $4,059 million. The increase in the program reflects the maturity of the 14 May 2003 benchmark bond ($3,045 million outstanding as at 31 December 2002).

Actual raisings for calendar year 2002 were $4,388 million which was $329 million more than the original estimate.

Please note, actual financial market activity and funding requirements may vary depending upon customer requirements and financial market conditions.

QTC will review its borrowing requirements as at 30 June 2003 and an estimate for the 2003/04 financial year will be released in July 2003.

Borrowing Estimate 2002	QTC’S INDICATIVE BORROWING PROGRAM FOR 2003 CALENDAR YEAR	Borrowing Estimate 2003
A$M		A$M
	Refinancings
942	Domestic— Commercial Paper[1]	744
75	— Bonds	2,007

1,372	Offshore — Multicurrency ECP	1,292
472	— US Commercial Paper	12
0	— Foreign Currency Loans and MTNs	16
0	— A$ Global Bonds and MTNs	1,326

2,861	SUBTOTAL	5,397

	New Raisings
1,938	Capital Works Program[2]	2,373

	Adjustments
(740)	Redemptions from Participants	(805)
—	Reduction of funding reserves	(750)

$4,059	TOTAL	$6,215

QTC’s borrowing requirement for calendar year 2003 is estimated at $6,215 million. Actual raisings in calendar year 2002 totaled $4,388 million, which was $329 million more than the original estimate.

[1]	Commercial Paper outstandings as at 31 December 2002 (including FRN’s).

[2]	QTC raises approximately 99% of the State’s borrowing requirement.

The funding estimate of $6,215 million is compared to actual raisings in the previous year and is expected to be financed as shown:

Actual Raisings 2002	FUNDING SOURCE	Expected Raisings 2003
		Range	Low	High
$M		%	$M	$M
	Commercial Paper Raisings
2,005	Domestic T Notes, ECP, USCP	45 – 50	2,797	3,108

	Term Raisings
2,158	A$ Benchmark Bonds[3]	45 – 50	2,797	3,108
225	Multicurrency Loans and MTNs	0 – 10	0	622

$4,388

[3]	Includes benchmark Domestic & Global A$ bonds, 2015 & 2021 preferred lines and other term issuance.

Appendix C: Corporate Directory

QUEENSLAND TREASURY CORPORATION

Level 14, 61 Mary Street

Brisbane QLD Australia 4000

Postal Address

GPO Box 1096

Brisbane QLD Australia 4001

Telephone: 61 7 3842 4600

Facsimile: 61 7 3221 4122

Internet: www.qtc.qld.gov.au

Queensland Treasury Corporation’s annual and half yearly reports are available on QTC’s website: www.qtc.qld.gov.au. If you would like a report posted to you, please call 61 7 3842 4600.

EXECUTIVE

Telephone: 61 7 3842 4611

Facsimile: 61 7 3210 0262

FINANCIAL MARKETS

Telephone: 61 7 3842 4789

Facsimile: 61 7 3221 2410

CUSTOMER ACCOUNTS & ADMINISTRATION

Telephone: 61 7 3842 4650

Facsimile: 61 7 3221 2486

SETTLEMENTS

Telephone: 61 7 3842 4643

Facsimile: 61 7 3221 2486

STOCK REGISTRY SERVICES

Telephone: 1800 777 166

Facsimile: 61 3 9670 6373

CORPORATE ACCOUNTING

Telephone: 61 7 3842 4630

Facsimile: 61 7 3221 4122

LEGAL

Telephone: 61 7 3842 4704

Facsimile: 61 7 3236 9031

INFORMATION TECHNOLOGY

Telephone: 61 7 3842 4631

Facsimile: 61 7 3210 1198

HUMAN RESOURCES

Telephone: 61 7 3842 4615

Facsimile: 61 7 3236 9031

COMMUNICATIONS

Telephone: 61 7 3842 4714

Facsimile: 61 7 3236 9031

CUSTOMER-FOCUSED TEAMS

Government-Owned Corporations

Telephone: 61 7 3842 4721

Facsimile: 61 7 3211 3629

Local Government and Regional Queensland

Telephone: 61 7 3842 4745

Facsimile: 61 7 3211 3161

Queensland Government Departments and Agencies

Telephone: 61 7 3842 4747

Facsimile: 61 7 3211 3629

Treasury Services

Telephone: 61 7 3842 4800

Facsimile: 61 7 3211 3629